January 21, 1997

Jim Martinelli
Treasurer &
Chief Financial Officer
(412) 352-4455




II-VI INCORPORATED ANNOUNCES SECOND QUARTER RESULTS

PITTSBURGH, PA., January 21, 1997--II-VI Incorporated
(NASDAQ NMS: IIVI) today reported results for its second fiscal quarter ended December 31, 1996. Net earnings for the period were $1,715,000 ($0.25 per share) on revenues of $12,190,000. These results compare with net earnings of $834,000 ($0.14 per share) on revenues of $7,954,000 in the second quarter of last fiscal year. For the six months ended December 31, 1996, net earnings were $3,375,000 ($0.50 per share) on revenues of $24,300,000.
This compares with net earnings of $1,640,000 ($0.28 per share) on revenues of $16,042,000 for the same period last fiscal year.

Bookings for the quarter increased 31% to $13,894,000 from $10,642,000 for the same period last year. Bookings year-to-date increased 44% to $26,821,000 from $18,659,000 in last fiscal year. Commercial bookings at the Company's VLOC operation accounted for almost two-thirds of the increase for the quarter, and domestic industrial orders of infrared optics and materials accounted for most of the remaining increase. Approximately one-half of the year-to-date increase was attributable to VLOC commercial orders, one-third to increased orders for infrared optics and materials and the remaining increase was for Contract Research and Development Contracts.

Manufacturing revenues for the quarter increased 49% to $11,515,000 from $7,718,000 for the same period last year. Manufacturing revenues year-to-date increased 47% to $23,107,000 from $15,675,000 for the same period last year. The quarter and year-to-date increases reflect increased shipments of VLOC products and infrared optics and materials to the domestic and international industrial market. VLOC products account for slightly more than one-half of the increase for both the quarter and year-to-date.

Manufacturing gross margin for the quarter was $5,251,000 or 46% of net sales compared to $3,243,000 or 42% of net sales for the same period last year. Manufacturing gross margin year-to-date was $10,495,000 or 45% of net sales compared to $6,644,000 or 42% of net sales in fiscal 1996. The quarter and year-to-date increases reflect the lower per unit operating cost associated with the higher production volume and improved manufacturing efficiencies offset slightly by the strengthening of the U.S. dollar against the Japanese yen.

Selling, general and administrative expenses for the quarter were $2,951,000 or 24% of revenues compared to $2,152,000 or 27% of revenues for the same period last year. Selling, general and administrative expenses year-to-date were $5,981,000 or 25% of revenues compared to $4,283,000 or 27%
of revenues in fiscal 1996. The expense increase is attributable to increased expenses in the VLOC operation, higher compensation expense associated with the Company's worldwide profit-driven bonus programs and higher general and administrative expenses needed to support the Company's growth.

Francis J. Kramer, president and chief operating officer said, "To meet increased customer demand for our products, we have made significant progress during the past year expanding our manufacturing capacity at every II-VI location. We plan to continue this expansion program for our current product lines and to develop new products and markets to achieve the Company growth targets."

Headquartered in Saxonburg, Pennsylvania II-VI Incorporated designs, manufactures and markets optical and electro-optical components, devices and materials for precision use in infrared, near infrared, visible light and x-ray instruments and applications. The Company's infrared products are used in high-power CO2 (carbon dioxide) lasers for industrial processing worldwide. The Company's VLOC subsidiary manufactures near infrared and visible light products used in industrial, scientific and medical instruments and solid-state (such as YAG and YLF) lasers. II-VI is also developing and marketing solid-state x-ray and gamma-ray products for the nuclear radiation detection industry through its eV PRODUCTS division.


II-VI Incorporated and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
($000 except per share data)

                                               Three Months Ended
                                                   December 31,
                                                 1996       1995
Revenues

Net sales                                      11,515      7,718
Contract research and development                 675        236
                                               12,190      7,954


Costs, Expenses & Other Income

Cost of goods sold                              6,264      4,475
Contract research and development                 468        163
Internal research and development                 260        138
Selling, general and administrative expenses    2,951      2,152
Interest and other (income) expense - net        (168)      (139)
                                                9,775      6,789

Earnings Before Income Taxes                    2,415      1,165

Income Tax Expense                                700        331

Net Earnings                                  $ 1,715     $  834

Earnings Per Share                            $  0.25     $ 0.14


Average Shares Outstanding                      6,800      6,155




II-VI Incorporated and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
($000 except per share data)

                                                Six Months Ended
                                                   December 31,
                                                 1996       1995
Revenues

Net sales                                      23,107     15,675
Contract research and development               1,193        367
                                               24,300     16,042


Costs, Expenses & Other Income

Cost of goods sold                             12,612      9,031
Contract research and development                 863        264
Internal research and development                 384        286
Selling, general and administrative expenses    5,981      4,283
Interest and other (income) expense - net        (293)      (123)
                                               19,547     13,741

Earnings Before Income Taxes                    4,753      2,301

Income Tax Expense                              1,378        661

Net Earnings                                  $ 3,375     $1,640

Earnings Per Share                            $  0.50     $ 0.28


Average Shares Outstanding                      6,761      5,834



II-VI Incorporated and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
($000)


                                           December 31,  June 30,
Assets                                         1996        1996

Current Assets
  Cash and equivalents                      $   9,389   $  9,417
  Accounts receivable                           8,533      8,712
  Inventories                                   6,766      5,490
  Other current assets                          1,115      1,036
    Total Current Assets                       25,803     24,655

Property, Plant & Equipment, net               17,163     15,085
Other Assets                                    4,326      4,429
                                            $  47,292   $ 44,169

Liabilities and Shareholders' Equity

Current Liabilities
  Notes payable                             $     926   $  1,393
  Accounts payable                              1,661      1,260
  Other current liabilities                     4,081      5,315
     Total Current Liabilities                  6,668      7,968

Long-Term Debt--less current portion              715         45

Deferred Income Taxes                           1,697      1,753

      Shareholders' Equity                     38,212     34,403
                                            $  47,292   $ 44,169

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